[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

October 26, 2009

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Virginia Premium Income Municipal Fund

Registration Statement on Form N-2

File Nos. 333-161975 and 811-07490

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen Virginia Premium Income Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m, Eastern Time, on October 28, 2009, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters intend to effect the distribution of approximately 4,000 Preliminary Prospectuses dated October 28, 2009.

Sincerely, MORGAN STANLEY & CO. INCORPORATED As Representative BY: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Yurij Slyz
Name:	Yurij Slyz
Title:	Vice President